November 12, 2024

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

       Re: PicoCELA Inc.
           Registration Statement on Form F-1
           Filed on October 31, 2024
           File No. 333-282931
Dear Hiroshi Furukawa:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Registration Statement on Form F-1 filed October 31, 2024
General

1. We note you are registering shares for both a primary and a secondary resale offering.
       Please revise both prospectuses to address the following:
           Briefly describe the resale offering, including the number of Shareholder ADSs, on the cover page of the primary prospectus;
           Include an explanatory note following the prospectus cover that describes both offerings, including any differences in timing and pricing;
           Revise page 8 of the summary, which currently describes only the primary offering, to also describe the resale offering and number of Shareholder ADSs;
           Include the Shareholder ADSs in the number of ADSs to be outstanding following
 November 12, 2024
Page 2

           the offering, or advise as to why you believe it is appropriate to exclude these;
             Revise page alt-1 to refer to ADSs, rather than Common Shares or Resale Shares, as the securities being offered, or advise; and
             Revise disclosure on page alt-3 that (emphasis added), "The Selling Shareholders will not offer for sale the Shareholder ADSs covered by the Resale Prospectus at the initial public offering price of the Public Offering ADSs until such time as the
           ADSs are listed on Nasdaq," for consistency with cover page disclosure indicating the Shareholder ADSs will be offered at the fixed initial public offering price until listing.
Risk Factors
We are dependent on patents licensed from Kyushu University, page 19

2. We note your revisions in response to our prior comment 10. Please further revise your disclosure to specifically address the material risks if your license agreement with Kyushu University is not renewed past its current expiration date of March 31,
       2025. Discuss the potential impact on your operations and financial condition and results of operations in the event of non-renewal. Additionally disclose, here or elsewhere as appropriate, whether you have received a termination notice pursuant to
       Article 19 of the license and, if not, whether the current expiration date will be extended by three years to March 31, 2028, subject to other termination provisions.
Capitalization, page 34

3. The total number of Common Shares issued and outstanding on an as adjusted basis of
       22,933,860 shares presented in the capitalization table, appears to exclude the
       2,000,000 shares expected to be issued in this offering. Please revise accordingly.
Related Party Transactions, page 78

4. We note your response to our prior comment 11 and reissue. Please update this section to additionally reflect information as of the date of the document. Refer to Item 4(a) of Form F-1 and Item 7.B of Form 20-F.
Shares Eligible for Future Sale, page 99

5. We note disclosure that each of your 1% shareholders has agreed to enter into a lock-
       up agreement, which appears inconsistent with disclosure elsewhere indicating that
       Spirit Advisors has been granted a warrant to purchase 3% of your shares, which are not subject to lock up; please revise to reconcile. We further note disclosure that, "We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Common Shares or the ADSs." Please revise as appropriate to reflect the resale offering of Shareholder ADSs.
 November 12, 2024
Page 3

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723
if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing